UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 17, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F  X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes               No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
  Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
 Yes               No X
Enclosure: Press release: Changes to Board of Directors – Retirement of TT Mboweni

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
17 February, 2014
AngloGold Ashanti Announces Changes to the Board of Directors
(ANGLOGOLD ASHANTI – Press Release) AngloGold Ashanti announces that as a result of his increasing portfolio of professional commitments, Mr. Tito Mboweni has decided not to stand for re-election as Non-Executive Director at the Annual General
Meeting to be held in May, 2014. Mr. Mboweni has stood down as Chairman today, but to ensure a smooth transition has agreed to work closely with the new Chairman,
Mr. Sipho Pityana, who was elected unanimously by the Board today.
Mr. Pityana, a non-executive director of AngloGold Ashanti for the past seven years, is also the chairperson of the company’s Safety, Health and Environment Committee and a member of other Board committees.
“I am honoured to follow Mr Mboweni as Chairman of AngloGold Ashanti,” Mr
Pityana said. “I will work closely with him over the coming months to ensure a seamless handover.”
Professor Wiseman Nkuhlu, who has served on the Board since August 2006, and is currently Chairman of the Audit and Corporate Governance committee, will assume the new role of Lead Independent Director of the Board. Professor Nkuhlu also serves on a number of other Board committees.
Mr Mboweni’s decision to step down comes after a period of sustained improvement from AngloGold Ashanti, which has rebased its cost structure in response to a dramatically lower gold price, whilst improving the quality of its asset base with the commissioning of two new gold mines, together with selected asset disposals.
“I leave AngloGold Ashanti as a fundamentally stronger, stable and focused business,” Mr Mboweni said. “It’s been a privilege to help establish such a firm foundation for the company alongside an accomplished executive team and an experienced board, all of whom continue to work diligently in the best interests of the business. I am pleased that Mr Pityana is succeeding me in this role and I wish him the very best.”

AngloGold Ashanti’s Board of Directors and members of the Executive Committee would like to wish Mr Mboweni well in his future endeavours and thank him for his service over the past four years. Mr Mboweni’s guidance has been invaluable, particularly in navigating a time of intensive restructuring and refocus, given the sharp drop in the gold price, and in helping facilitate the smooth transition in executive leadership in early 2013.
“Mr Mboweni has overseen the transition of leadership at AngloGold Ashanti during a challenging business environment,” Chief Executive Officer Srinivasan Venkatakrishnan (Venkat) said. “I’d like to thank him for his contribution to AngloGold Ashanti, and on behalf of the Executive Committee, wish him all success in his future endeavours.”
Speaking about the incoming Chairman, Venkat said: “Mr. Pityana, in addition to leading our safety and sustainability focus on the Board with distinction has a deep understanding of all other aspects of the business. He is fully supportive of our strategy to generate growth in free cash flow as we continue to lift the company’s performance, and brings to the role considerable broad experience and vision. We look forward to working with Mr. Pityana in his new role as the Chairman of the Board”.
Further Information
MR TT MBOWENI
BA (National University of Lesotho), MA - Development Economics (University of East Anglia, Norwich, UK)
Independent Non-Executive Director
Tito Mboweni was appointed to the board and as Chairman of AngloGold Ashanti on 1 June 2010. He is chairperson of the Nominations Committee and is a member of the Investment, Remuneration and Human Resources, Financial Analysis and Party Political Donations committees. He has a long and outstanding record of public service. As Labour Minister from 1994 to 1998, Mr Mboweni was the architect of South Africa’s post-apartheid labour legislation which today continues to provide the basis for the mutually respectful labour relationships central to AngloGold Ashanti’s operational approach in South Africa. He was the eighth Governor of the South African Reserve Bank from 1999 to 2009, and Chancellor of the University of the North from 2002 to 2005. He is also non-executive chairman of Nampak Limited and SacOil Holding Ltd., a non-executive director of Discovery Ltd. and an international adviser to Goldman Sachs. Mr Mboweni is a founder member of Mboweni Brothers Investment Holdings. He is also chairman of the fund raising committee of the Nelson Mandela Children’s Hospital and a trustee and is a member of the council of advisers of the Thabo Mbeki Foundation.
MR SM PITYANA

BA (Hons) (Essex), MSc (London); Dtech (Honoris)(Vaal University of Technology)
Chairman and Non-Executive Director
Sipho Mila Pityana is a senior director having joined the board of AngloGold Ashanti in February 2007. He is the chairman of the Safety, Health and Environment Committee. During his tenure the company has made tremendous progress in all these aspects of its SHE work, bringing workplace fatalities from 34 in 2007 to eight in 2013, with all injuries showing a similar marked decline. Critical health programmes including those dealing with TB, HIV/AIDS and Malaria received focused attention under his guidance, resulting in reduced incidence of these diseases. He was previously the Chairman of the Board’s Remuneration Committee as well as the Sustainability Committee.
Mr Pityana has extensive business experience having served in both an executive and non-executive capacity on several JSE listed boards of companies as well as running his own company which he chairs, Izingwe Capital. He is Chairman of the JSE listed Onelogix and of Munich Reinsurance of Africa. He also served on the boards of Bytes Technology Group, AFROX, SPESCOM and the Old Mutual Leadership Group. He previously worked as the Executive Director of Nedcor Investment Bank and Managing Director of Nedbank. He is also a director of a number of manufacturing companies including Scaw Metals and Aberdare Cables.
In addition to his private sector track record, Mr Pityana has extensive public sector experience and international exposure. He was the first Director General of Department of Labour in a democratic South Africa. As the Foreign Affairs Director General he represented South Africa in various international fora including the United Nations, African Union, Commonwealth and the International Labour Organisation. He was one of the founding members of the governing body of the CCMA and Convenor of the government delegation to NEDLAC.
PROF LW NKUHLU
BCom, CA (SA), MBA (New York University)
Independent Lead Director
Wiseman Nkuhlu was appointed to the board on 4 August 2006. He is the chairman of the Audit and Corporate Governance Committee and also serves as a member of the Financial Analysis; Risk and Information Integrity; Safety, Health and Sustainable Development; Nominations, Party Political Donations; and the Remuneration and Human Resources committees. Prof Nkuhlu, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Prof Nkuhlu was President of the South African

Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is also a member of the board of Datatec Limited. He was elected President of the Geneva-based International Organization of Employers (IOE) in May 2008 for a period of two years. He is a Trustee of the International Financial Accounting Standards Foundation.
ENDS
__________________________________________________________________________________________________________________
Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)   +1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
General inquiries
investors@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti’s prospectus dated 17 July 2012 that was filed with the United States Securities and Exchange Commission (“SEC”) on 26 July
2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly.
Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 17, 2014
By: /s/ M E SANZ PEREZ
Name:   M E Sanz Perez
Title:      Group General Counsel and Company
               Secretary